UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

CHROMOCELL THERAPEUTICS CORPORATION
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

171126105
(CUSIP Number)

David E. Danovitch, Esq. Aaron M. Schleicher, Esq. Charles E. Chambers, Jr., Esq. Sullivan & Worcester LLP 1633 Broadway New York, NY 10019 (212) 660-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 171126105	13D	Page 2 of 8 Pages

1	name of reporting persons Ezra Friedberg
2	check the appropriate box if a member of a group*		(a) ☒ (b) ☐
3	sec use only
4	source of funds* PF, OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 25,002 (1)
	8	shared voting power 520,719 (2)
	9	sole dispositive power 25,002 (1)
	10	shared dispositive power 520,719 (2)
11	aggregate amount beneficially owned by each reporting person 545,721 (1)(2)
12	check box if the aggregate amount in row (11) excludes certain shares*		☐
13	percent of class represented by amount in row (11) 9.5% (3)
14	type of reporting person* IN

* SEE INSTRUCTIONS

(1) Consists of (i) 8,335 shares of common stock, par value $0.0001 per share (“Common Stock”) that may be issued on the exercise of stock options awarded by the Issuer to Mr. Friedberg in his capacity as a director of the Issuer, which are vested and exercisable within 60 days of the filing of this Schedule 13D and (ii) 16,667 shares of Common Stock purchased by Mr. Friedberg in connection with the closing of the initial public offering by the Issuer of the Common Stock, as disclosed in the final prospectus filed by the Issuer pursuant to Rule 424 of the Securities Act of 1933, as amended, with the U.S. Securities and Exchange Commission on February 22, 2024 (the “IPO”).

(2) Consists of (i) 500,078 shares (the “Pre-IPO Shares”) of common stock, par value $0.0001 per share (“Common Stock”) purchased by Balmoral Financial Group LLC (“Balmoral”) and (ii) 20,641 shares of Common Stock issued to Balmoral upon conversion of certain senior secured convertible notes (the “Bridge Notes”) in connection with the consummation of the IPO.

(2) Mr. Friedberg serves as a manager of Balmoral.

CUSIP No. 171126105	13D	Page 3 of 8 Pages

(3) Calculated based on 5,767,525 shares of Common Stock outstanding as of February 21, 2024 following the closing of the IPO. The amount of additional shares of Common Stock that Mr. Friedberg has the right to acquire within 60 days of the filing of this Schedule 13D (8,335 shares) are deemed to be outstanding for purposes of calculating his beneficial ownership percentage.

CUSIP No. 171126105	13D	Page 4 of 8 Pages

1	name of reporting persons Balmoral Financial Group LLC
2	check the appropriate box if a member of a group*		(a) ☒ (b) ☐
3	sec use only
4	source of funds* PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 520,719 (1)(2)
	9	sole dispositive power 0
	10	shared dispositive power 520,719 (1)(2)
11	aggregate amount beneficially owned by each reporting person 520,719 (1)(2)
12	check box if the aggregate amount in row (11) excludes certain shares*		☐
13	percent of class represented by amount in row (11) 9.0% (3)
14	type of reporting person* OO

* SEE INSTRUCTIONS

(1) Consists of the 500,078 Pre-IPO Shares purchased by Balmoral and (ii) 20,641 shares of Common Stock issued to Balmoral upon conversion of the Bridge Notes in connection with the consummation of the IPO.

(2) Mr. Friedberg serves as a manager of Balmoral Financial Group LLC (“Balmoral”).

(3) Calculated based on 5,767,525 shares of Common Stock outstanding as of February 21, 2024 following the closing of the IPO.

CUSIP No. 171126105	13D	Page 5 of 8 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of Chromocell Therapeutics Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 4400 Route 9 South, Suite 1000, Freehold, New Jersey 07728.

Item 2.	Identity and Background

(a)	This Schedule 13D is being field on behalf of Ezra Friedberg and Balmoral (the “Reporting Persons”). Mr. Friedberg serves as a manager of Balmoral.

(b)	The business address of Mr. Friedberg is c/o Chromocell Therapeutics Corporation, 400 Route 9 South, Suite 1000, Freehold, New Jersey 07728. The principal executive office of Balmoral is 106 Old Court Road, Suite 202, Baltimore, MD 21208.

(c)	Mr. Friedberg is a director of the Issuer. Balmoral is a limited liability company organized to make investments in entities.

(d)	- (e) Neither of the Reporting Persons have been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)	Mr. Friedberg is a citizen of the United States of America. Balmoral is a limited liability company incorporated in the State of Delaware.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 2, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 3. Source or Amount of Funds or Other Consideration.

Mr. Friedberg beneficially owns 525,080 shares of Common Stock, consisting of (i) 516,745 shares of Common Stock which were acquired with personal funds of Mr. Friedberg and/or Balmoral from time to time, and (ii) 8,335 shares of Common Stock that may be issued on exercise of stock options owned by Mr. Friedberg that were awarded to him in his capacity as a director of the Issuer.

Balmoral holds 20,641 shares of Common Stock issued upon conversion of the Bridge Notes upon the consummation of the IPO which were acquired with personal funds of Balmoral from time to time.

Consequently, Balmoral is the beneficial owner of 20,641 shares of Common Stock (the “Balmoral Shares”). Balmoral has the power to dispose of and the power to vote the Balmoral Shares beneficially owned by it, which power may be exercised by Mr. Friedberg who, as the manager of Balmoral, has shared power to vote and/or dispose of the Balmoral Shares beneficially owned by Balmoral. Mr. Friedberg does not directly own the Balmoral Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Friedberg may be deemed to beneficially own the Balmoral Shares beneficially owned by Balmoral.

Item 4. Purpose of Transaction.

Mr. Friedberg is a director of the Issuer. All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes or granted to the Reporting Persons by the Issuer as described in Item 6 below. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, have no present intention of doing so.

CUSIP No. 171126105	13D	Page 6 of 8 Pages

The information contained in rows (7), (8) (9), (10), (11) and (13) of the cover pages of this Schedule 13D and the corresponding footnotes, and the information set forth in or incorporated by reference in Item 2, Item 3, Item 5 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer.

The responses to rows (7) through (13) of the cover pages of this Schedule 13D and the corresponding footnotes are hereby incorporated by reference in their entirety in this Item 5.

(a)	See responses to Items 11 and 13 on the cover pages.

(b)	See response to Rows (7), (8), (9) and (10) on the cover pages.

(c)	Except as described in Item 6 or as otherwise set forth in this Schedule 13D, the Reporting Persons have not, to the best of their knowledge, engaged in any transaction with respect to the Common Stock of the Issuer during the sixty days prior to the date of filing this Schedule 13D.

(d)	To the knowledge of the Reporting Persons, no person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by the Reporting Persons as reported in the Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stock Options

 On January 10, 2023, Mr. Friedberg was granted stock options to purchase 16,667 shares of Common Stock at an exercise price of $22.68 per share in connection with his service as a director. 1,667 shares of Common Stock were vested on the three-month anniversary of January 10, 2023 and 1,667 shares of Common Stock will vest each 3-month anniversary thereafter, subject to Mr. Friedberg’s continued service to Issuer.

Bridge Notes

On April 17, 2023, the Issuer entered into a bridge loan for working capital purposes, with various accredited investors (the “April Bridge Financing”). The April Bridge Financing consists of senior secured convertible notes that accrue interest on the unpaid principal amount at a rate of eight percent (8%) per annum and automatically converted into shares of Common Stock at the consummation of the Issuer’s IPO at a twenty percent (20%) discount to the IPO price per share of Common Stock. Upon consummation of the Issuer’s IPO, Balmoral’s senior secured convertible note converted into 13,649 shares of Common Stock.

CUSIP No. 171126105	13D	Page 7 of 8 Pages

On September 1, 2023, the Issuer entered into a bridge loan for working capital purposes, with various accredited investors (the “September Bridge Financing”). The September Bridge Financing consists of senior secured convertible notes that accrue interest on the unpaid principal amount at a rate of eight percent (8%) per annum and automatically converted into shares of Common Stock at the consummation of the Issuer’s IPO of Common Stock at a twenty percent (20%) discount to the IPO price per share of Common Stock plus certain bonus shares. Upon consummation of the Issuer’s IPO, Balmoral’s senior secured convertible note converted into 6,992 shares of Common Stock, which included 88 bonus shares.

Lock-Up Agreement

In connection with the Issuer’s IPO, the Reporting Persons are subject to a lock-up agreement that, subject to certain exceptions, prohibits the Reporting Persons from, among other things, directly or indirectly offering, pledging, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to purchase, granting any option, right or warrant to purchase or otherwise transferring or disposing of any shares of Common Stock, options to acquire shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, whether now owned or hereafter acquired, or entering into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership, for a period of six months from February 14, 2024, without the prior written consent of the IPO’s underwriters.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

Exhibit 1	Form of Lock-Up Agreement, by and between the Issuer and each of the Reporting Persons, dated as of February 14, 2024 (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form S-1 (File No. 333-269188) filed with the SEC on January 30, 2024).
Exhibit 2	Joint Filing Agreement, dated February 26, 2024.

CUSIP No. 171126105	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2024
/s/ Ezra Friedberg
Name: Ezra Friedberg

BALMORAL FINANCIAL GROUP LLC

/s/ Ezra Friedberg
Name: Ezra Friedberg
Title: Manager

Exhibit 2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including all amendments thereto) with respect to the common stock, $0.0001 par value per share, of Chromocell Therapeutics Corporation, and that this Joint Filing Agreement be included as an Exhibit to such joint filing. The undersigned hereby further agree that all subsequent amendments to such statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreement.

The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: February 26, 2024

BALMORAL FINANCIAL GROUP LLC

/s/ Ezra Friedberg
Name: Ezra Friedberg
Title: Manager

/s/ Ezra Friedberg
Name: Ezra Friedberg